ROSA A. TESTANI 212.872.8115 rtestani@akingump.com

November 22, 2013

Via EDGAR and Hand Delivery

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:                             EP Energy Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed November 1, 2013
File No. 333-190979

Ladies and Gentlemen:

Set forth below are the responses of EP Energy Corporation, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2013 with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 initially filed with the Commission on September 4, 2013, File No. 333-190979 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, three copies of this letter and three copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2 will be hand-delivered to your offices.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated. Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3. The Company has reviewed this letter and authorized us to make the representations herein to you on its behalf.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity and Capital Resources, page 82

1.                                      We reissue prior comment 25 in part as you have not provided all the requested disclosure.  Please disclose in this section the business purpose for your $200 million distribution to your Sponsors in August 2013.  We note the reference to “a leveraged distribution” in Note 11 to the Financial Statements.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

Business, page 91

Oil and Natural Gas Properties, page 101

Average Transportation Costs, page 109

2.                                      Core area Transportation Costs presented here for the nine months ending September 30, 2013 are $5.37/BO, $1.72/MCFG and $15.21/BNGL.  These costs for the six month period ending June 30, 2013 are much lower:  $2.13/BO, $.55/MCFG and $4.97/BNGL.  We see similar lower values for 2012.  If true, please explain to us the causes for these increases and address whether you incorporated these higher costs in your September 30, 2013 reserve estimates.  If not, please amend your document to disclose the correct figures.

Response: The Company has revised the disclosure on page 110 in response to the Staff’s comment. The core area average transportation costs for the nine months ended September 30, 2013 included on page 110 of Amendment No. 2 were incorrectly calculated.  The Company erroneously utilized quarterly volumes rather than year-to-date volumes in its calculations. We have revised such amounts to correct these errors and, as revised, such amounts are reasonably consistent with historical periods.

Management, page 121

2012 Long-Term Incentive Award Grants, page 134

3.                                      We note your disclosure about the vesting of your Class B common stock.  Please revise to clarify the differences between vested and unvested Class B common stock in this context.

Response: The Company has revised the disclosure on pages 135 and 136 in response to the Staff’s comment.

4.                                      With a view toward disclosure, please tell us whether the holders of Class B common stock would receive distributions with respect to such shares only in connection with the dividend rights and liquidation rights described in the section “Description of Capital Stock” that begins on page 173.  For example, please explain to us the purpose and effect of the provisions set forth in Section 7 of the management incentive plan agreement filed as Exhibit 10.31.  We note that such provision contemplates payments to be made by you to EPE Employee Holdings, LLC upon the occurrence of certain events.

Response: The Company has revised the disclosure on pages 175, 176 and 177 in response to the Staff’s comment. The holders of Class B common stock will receive distributions with respect to such shares only in connection with the dividend rights and liquidation rights described in “Description of Capital Stock.”  To the extent any transaction or management fees have been paid to the Sponsors, then in connection with certain liquidity events where holders of Class B common stock are entitled to receive distributions, an additional distribution shall be made to the holders of Class B common stock to reflect the payment of such fees.

Recent Sales of Unregistered Securities, page II-2

5.                                      We note your response to prior comment 45.  For the offerings in May 2012 and June 2012, please indicate the section of the Securities Act or the rule of the commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Response: The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

In addition, in response to oral comments received from the Staff, the Company confirms that (i) EP Energy LLC will remain a voluntary filer after the completion of the offering contemplated by the Registration Statement and will continue to file periodic reports with the Commission pursuant to its debt agreements and (ii) Schedule B to the Third Amended and Restated Limited Liability Company Agreement of EPE Management Investors, LLC, which was filed as Exhibit 10.35 to Amendment No. 2, is correctly filed as an incomplete schedule because the amounts for Schedule B have not been calculated due to the complexity of the tax analysis required to determine the capital account allocations and the Company does not intend to complete or update Schedule B in the future.

Signature Page

If you have any questions or comments concerning these responses, please do not hesitate to contact me at 212-872-8115, John Goodgame at 713-220-8144 or Rebecca Tyler at 713-250-2149.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Cc:	Securities and Exchange Commission
Karina V. Dorin
Laura Nicholson
Joseph Klinko
Karl Hiller
Ronald Winfrey

EP Energy Corporation
Marguerite Woung-Chapman

Akin Gump Strauss Hauer & Feld LLP
John Goodgame

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Gregory A. Ezring

Latham & Watkins LLP
Sean T. Wheeler